March 21, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel Ajay Koduri

Re:	Energous Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed March 13, 2014 File No. 333-193522

Ladies and Gentlemen:

On behalf of Energous Corporation (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated March 19, 2014, with respect to the above referenced filing (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”) relating to the contemplated registration and offering (the “Offering”) of up to 4,000,000 shares of the Company’s Common Stock described in the Registration Statement and responding to the Staff’s comments. For your convenience of reference, below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

In addition to the revisions to respond to the Staff’s comments, the Amendment reflects the following additional revisions:

•	Appointment of Two Additional Independent Directors - The Company has updated Amendment No. 2 to reflect the appointment of two additional independent directors to the Company’s board of directors. These updates are principally reflected in the following sections: “Directors, Executive Officers and Corporate Governance” (beginning on page 39), “Executive Compensation - Director Compensation” (beginning on page 45) and “Security Ownership of Certain Beneficial Owners and Management” (beginning on page 50).

•	Increase in Offering Price Per Share - The Company has updated Amendment No. 2 to reflect an increase in the offering price per share of the Company’s Common Stock to be sold in the Offering from $5.00 to $6.00. These updates are principally reflected in the following sections: “The Offering” (beginning on page 5), “Underwriting” (beginning on page 53), “Use of Proceeds” (beginning on page 57), “Capitalization” (beginning on page 58) and “Dilution” (beginning on page 59).

Capitalization, page 58

1.	Please present in the column following the actual information, pro forma information giving effect to the reverse stock split, the sale of 210,526 shares of stock, and the conversion of the senior secured convertible promissory notes. In a separate column following the pro forma information, provide pro forma as adjusted information to give effect to the offering.

Response: The Company respectively advises the Staff that it has revised its disclosure to present in the column following the actual information, pro forma information giving effect to the reverse stock split, the sale of 210,526 shares of stock, and the conversion of the senior secured convertible promissory notes. The Company has also revised its disclosure to provide pro forma as adjusted information to give effect to the Offering in a separate column following the above-mentioned pro forma information. See page 58.

Dilution, page 59

2.	Revise your calculations of pro forma net tangible book value and pro forma net tangible book value per share to also give effect to the sale of 210,526 shares of stock and the conversion of the senior unsecured convertible promissory notes.

Response: The Company respectively advises the Staff that it has revised its calculations of pro forma net tangible book value and pro forma net tangible book value per share to also give effect to the sale of 210,526 shares of stock and the conversion of the senior unsecured convertible promissory notes. See page 59.

Financial Statements

Statements of Operations, page F-3

3.	Please provide on the face of your income statement, pro forma earnings per share data for all periods to give effect to the reverse stock split

Response: The Company respectively advises the Staff that it has revised its income statement to provide pro forma earnings per share data for all periods to give effect to the reverse stock split and has added a footnote to the financial statements related thereto. See pages F-3 and F-28.

* * * *

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Stephen Rizzone, Chief Executive Officer and President

Thomas Iwanski, Chief Financial Officer